Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

Employee Update – December 5, 2003

I want to take this opportunity to update you on the key activities that have taken place since we announced our strategic transaction with LGP Allgon. In addition, you will find a section on Powerweb called “Strategic Combination”, that we will use to keep you informed on the status of the acquisition and include such information as “Frequently Asked Questions” section.

Since our announcement on December 1, 2003, Kevin Michaels and I have spent the last few days traveling across the country talking with investors and sharing with them our vision for the new Powerwave. Meanwhile, Ron Buschur was at the LGP Allgon offices in Sweden at the time of our announcement, meeting with Swedish investors and the media.

We are in the midst of forming the integration teams that will provide the overall leadership for the planning and execution of the integration of Powerwave and LGP Allgon. The integration teams will include a steering committee; an integration program office; and a number of task oriented sub groups. The teams being formed will involve both Powerwave and LGP Allgon employees.

The integration team lead by the Integration Program Office will be the key interface between Powerwave and LGP Allgon. We will be announcing the members of the Integration Program Office shortly. On the Integration Steering Committee will be myself, Ron Buschur and Bengt Broman, President and Chief Executive Officer of LGP Allgon.

It is important to remember that during the regulatory review and shareholder vote period, Powerwave and LGP Allgon will remain independent and make their sales, marketing and strategic business activities and decisions independent of each other. This means that Powerwave and LGP Allgon will continue to operate as independent companies until the completion of the combination.

The best way for each of us to support Powerwave now is to continue focusing on the business at hand. This means keeping a rigorous focus on serving our customers and exceeding their expectations.

The goal of the management team is to help create a great new company that will be a leader in the wireless infrastructure market.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Powerwave intends to file a proxy statement on Schedule 14A in connection with the transaction, and to mail the proxy statement to its stockholders. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law. An

English translation of the document will be provided to U.S. shareholders of LGP Allgon, and filed with the SEC under Form CB. Investors and security holders of Powerwave and LGP Allgon are urged to read the proxy statement and exchange offer prospectus when they become available because they will contain important information about Powerwave, LGP Allgon and the transaction. Investors and security holders may obtain a free copy of the proxy statement and exchange offer prospectus (when they are available) as well as other documents filed by Powerwave with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement, exchange offer prospectus and such other documents may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Powerwave in favor of the transaction. Information regarding the interests of Powerwave’s officers and directors in the transaction will be included in the proxy statement.